UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.

(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi

Ota-ku, Tokyo, 145-8501

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:	December 3, 2019

December 3, 2019

To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama
Representative Director, President & CEO (Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi
Senior Manager, Corporate Planning Operations TEL+81-3-5499-8026 (IR Direct)

Notice Regarding the Status of the Acquisition of Own Shares

(Acquisition of own shares pursuant to the provisions of its Articles of Incorporation in accordance with

Article 165, paragraph 2 of the Companies Act)

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows the November results of the acquisition of its own shares under the provisions of Article 156, which is applicable in accordance with Article 165, paragraph 3 of the Companies Act, which was announced on April 26, 2019.

Particulars

1.	Class of shares acquired:	Common stock of the Company
2.	Total number of acquired shares:	0 shares
3.	Aggregate amount of acquisition cost:	¥0
4.	Period of acquisition:	November 1, 2019 to November 30 , 2019
5.	Method of acquisition:	Purchase on the floor of the Tokyo Stock Exchange

(Reference)

1.	Acquisition of own shares for which a resolution was adopted at the meeting of the Board of Directors held on April 26, 2019.
(Acquisition of own shares with the aim of realizing the basic policy on shareholder returns for the term of the First Medium-Term Plan of the Company (from the fiscal year ended 2019 to the fiscal year ending 2021) which sets a total payout ratio at 50%)
(1)	Class of shares to be acquired	Common stock
(2)	Total number of acquirable shares	5,500,000 shares (maximum) (The percentage compared to the total number of shares outstanding (excluding own shares): approximately 2.6%)
(3)	Aggregate amount of acquisition cost	¥7,500,000,000 (maximum)
(4)	Period of acquisition	From July 1, 2019 to March 31, 2020
(5)	Method of acquisition	Purchase on the floor of the Tokyo Stock Exchange

2.	Total number of acquired shares based on the aforementioned resolution of the Board of Directors (as of November 30 , 2019)
(1)	Total number of acquired shares	1,727,500 shares
(2)	Aggregate amount of acquisition cost	¥3,206,101,600

End